Exhibit 99.1

ADMINISTRATIVE COMMITTEE
OF
LOWE’S COMPANIES, INC.

March 29, 2019

Amendment of Lowe’s 401(k) Plan

WHEREAS, Lowe’s Companies, Inc. (the “Company”) maintains the Lowe’s 401(k) Plan (the “Plan”); and

WHEREAS, the Committee has the authority to make amendments to the Plan that will not result in a significant cost increase, will not result in the issuance of Lowe’s stock and are not limited in impact to only officers of the Company; and

WHEREAS, the Committee believes it is appropriate and in the best interest of the Company to amend the Plan to (i) limit the types of bonus compensation from which salary deferral contributions may be deducted, (ii) reduce the service requirement from 6 months to the first of the month after 30 days for eligibility to make salary deferral and to receive matching contributions, (iii) add an age 18 eligibility requirement, (iv) limit the prospective portion of a participant’s Plan account that may be invested in the Plan’s Company stock fund, and (v) eliminate the need to suspend salary deferral contributions after taking a hardship withdrawal;

NOW, THEREFORE, BE IT RESOLVED, that the Committee hereby approves and adopts an amendment to the Plan substantially in the form attached hereto as Exhibit A.

Exhibit A

AMENDMENT NUMBER EIGHT TO THE
LOWE’S 401(k) PLAN

This Amendment Number Eight to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2013 (the “Plan”), is adopted by Lowe’s Companies, Inc. (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company currently maintains the Plan for the benefit of its eligible employees and the eligible employees of its subsidiaries which have adopted and participate in the Plan; and
WHEREAS, the Company desires to amend the Plan to (i) limit the types of bonus compensation from which salary deferral contributions may be deducted, (ii) reduce the service requirement from 6 months to the first of the month after 30 days for eligibility to make salary deferral contributions and to receive matching contributions, (iii) add an age 18 eligibility requirement, (iv) limit the prospective portion of a participant’s Plan account that may be invested in the Plan’s Company stock fund, and (v) eliminate the need to suspend salary deferral contributions after taking a hardship withdrawal;
NOW, THEREFORE, the Company hereby amends the Plan effective as of May 1, 2019, except as otherwise stated herein, as follows:
1.    The first sentence of the definition of “Deferral Compensation” in Section 2 of the Plan shall be revised to read as follows:
The salary or wages, overtime premium pay, incentive bonuses (other than any sign-on bonuses, recognition awards or other cash awards not connected with a formal incentive plan) and commissions paid to a Participant during a payroll period but excluding any amount in excess of $280,000 (as adjusted after 2019 for increases in the cost of living pursuant to Code Section 401(a)(17)).
2.    The caption to Section 3(a)(2) of the Plan (“On and After January 1, 2013”) shall be amended to read “On and After January 1, 2013 and prior to May 1, 2019” and the last sentence of Section 3(a)(2) shall be deleted.
3.    The following new Sections 3(a)(3) and 3(a)(4) and an additional sentence shall be added to the Plan immediately following Section 3(a)(2) of the Plan:

(3)
On and After May 1, 2019. Subject to Section 3(a)(4) below, each Employee as of May 1, 2019 who is not eligible to participate in the Plan and make Salary Deferral Contributions, and each Employee who commences Service on or after May 1, 2019, shall be eligible to participate in the Plan and make Salary Deferral Contributions as of the first day of the payroll period coinciding with or next following the later of (i) May 1, 2019 or (ii) the first of the month following the date which is 30 days after such Employee’s initial date of Service (the date he is first credited with an Hour of Service as defined in Section 3(e)), if he is an Employee on such date.

(4)
Minimum Age Requirement. Notwithstanding anything in this Plan to the contrary, effective as of May 1, 2019, no Employee shall participate in the Plan and make Salary Deferral Contributions prior to the first day of the payroll period coinciding with or next following the first of the month following the date the Participant attains age eighteen (18).

An Employee who is not in Service on the date such Employee would otherwise be eligible to participate in the Plan in accordance with this Section 3(a) shall be eligible to participate in the Plan and make Salary Deferral Contributions as of the date (if any) he resumes Service as an Employee.

4.    The caption to Section 3(b)(2) of the Plan (“On and After January 1, 2013”) shall be amended to read “On and After January 1, 2013 and prior to May 1, 2019.”
5.    The following new Section 3(b)(3) shall be added to the Plan immediately following Section 3(b)(2) of the Plan:

(3)
On and After May 1, 2019. Each Employee on and after May 1, 2019 shall be eligible to receive Company Match Contributions with respect to Salary Deferral Contributions made on or after May 1, 2019 in accordance with the eligibility requirements of Section 3(a)(3) and 3(a)(4).

6.    The following new paragraph shall be added to the Plan immediately before the last paragraph in Section 5 of the Plan:
Effective on and after May 1, 2019, each Participant may elect to invest up to a maximum of twenty-five percent (25%) of Contributions made by him or on his behalf (such limitation to apply to all Contributions without regard to any distinction between Company Match Contributions and Salary Deferral Contributions) in the Lowe’s Stock Fund in accordance with this Section 5. Such a Participant may also elect to transfer amounts, from his Accounts held in investment alternatives other than the Lowe’s Stock Fund, to the Lowe’s Stock Fund in accordance with this Section 5; provided, however, that no such transfer shall be implemented to the extent that the transfer would cause the value of the Participant’s interest in the Lowe’s Stock Fund held under the Plan to exceed twenty-five percent (25%) of the value of his interest in all investment alternatives held under the Plan. Notwithstanding the preceding sentence, neither Lowe’s nor the Committee, nor any representative of Lowe’s, the Committee or of the Plan shall have any obligation to monitor the value of a Participant’s interest in the Lowe’s Stock Fund, or to manage said fund, and no person shall or shall have any authority to dispose of any Participant’s interest in the Lowe’s Stock Fund except in accordance with a Participant’s valid election or otherwise in accordance with express provisions of this Plan.
7.    Effective as of January 1, 2019, subparagraph (3) of the last paragraph of Section 10(a) of the Plan shall be revised to read as follows:

(3)
prior to January 1, 2019, the Participant has agreed that during the six-month period commencing upon the approval of the hardship withdrawal, no Salary Deferral Contributions, Catch-Up Contributions and Company Match Contributions will be made on his behalf under Sections 4(a), (b) and (c) of the Plan, no employee contributions will be made on his behalf under the Lowe’s Stock Purchase Plan, and the Participant’s elective and employee contributions to any other qualified and non-qualified plans (other than health or welfare plans) maintained by Lowe’s shall be suspended for such period. Effective as of January 1, 2019, no such suspension of any contributions to this or any other plan maintained by Lowe’s shall be required, or continued if already suspended prior to January 1, 2019, due to any hardship distribution.

8.    Except as expressly or by necessary implication amended by this Amendment Number Eight, the Plan shall continue in full force and effect.
IN WITNESS WHEREOF, the Company has caused this Amendment Number Eight to be executed by its duly authorized officer this ______ day of __________________, 2019.

LOWE'S COMPANIES, INC.

By: /s/ Jennifer L. Weber

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